Exhibit 23.3

Charles W. Barkley
Attorney at Law

6201 Fairview Road, Suite 200	(704) 944-4290
Charlotte, NC 28210	(704) 944-4280 (Fax)
cwbarkley@gmail.com	gopublic2@aol.com
skype: cbarkley2

June 13, 2013

ORO Capital Corporation
23 Dassan Island Drive
Plettenburg Bay 6600 South Africa

Re:         ORO Capital Corporation Legal Opinion

Ladies and Gentlemen:

I have been asked by ORO Capital Corporation, a Nevada corporation (the “Company”), to render a legal opinion in connection the possible issuance of up to an aggregate of 1,000,000 shares (the “Shares”) of the Company’s common stock, par value $0.00001 per share (“Common Stock”) upon registration under the Securities Act of 1933, as amended.

I also consent to the use of my opinion of even date herewith in connection with the registration of the Shares and to the reference to me under the heading “Legal Matters” in the Registration Statement.

Very truly yours,

/s/  Charles W. Barkley
       Charles W. Barkley

CWB/em